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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                             Amendment No. 6

                               GETTY IMAGES, INC.
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                               (Name of Issuer)

               Shares of Common Stock, par value $0.01 per share
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                        (Title of Class of Securities)


                                  374276 10 3
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                                 (CUSIP Number)

                                 Mark Torrance
                             c/o Getty Images, Inc.

                        701 North 34th Street, Suite 400
                           Seattle, Washington 98103
                                 (206) 268-2000

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                                Communications)

                                    Copy to:

                                  Bruce M. Pym
                        Heller Ehrman White & McAuliffe
                     6100 Columbia Center, 701 Fifth Avenue
                           Seattle, Washington 98104

                           Telephone: (206) 447-0900

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                                  June 2, 2000

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           (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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CUSIP No. 374276 10 3
         ---------------------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          Mark Torrance
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          U.S.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    2,317,304
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   2,317,304
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          2,317,304
          ---------------------------------------------------------------------


 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          4.7%
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 (14)     Type of Reporting Person  (See Instructions)
          IN
          ---------------------------------------------------------------------



                                       2


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CUSIP No. 374276 10 3
         ---------------------

  (1)     Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
          PDI, L.L.C.
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS (See Instructions)
          00
          ---------------------------------------------------------------------

  (5)     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization
          Washington
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                    1,481,841
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                     0
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                   1,481,841
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                               0
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
          1,481,841
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 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                        [  ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
          3%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
          00
          ---------------------------------------------------------------------



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        This Amendment No. 6 amends the Schedule 13D filed with the Securities and Exchange Commission on February 19, 1998 by PDI, LLC, a Washington limited liability company, as amended by Amendment No. 1 on September 30, 1998, Amendment No 2 on February 11, 1999, Amendment No. 3 on March 3, 1999, Amendment No. 4 on April 21, 1999 and Amendment No. 5 on December 14, 1999 (the "Schedule 13D"). This Amendment No. 6 is filed to reflect information required by Rule 13d-2 under the Securities Exchange Act of 1934, as amended, relating to the Common Stock, par value $0.01 per share, of Getty Images, Inc., a Delaware corporation. This Amendment No. 6 amends and restates Item 5 of the Schedule 13D, amends Item 3 and Item 4 of the Schedule 13D, and does not amend any other Items not mentioned herein. Capitalized terms used herein without definitions have the meaning set forth in the Schedule 13D.


Item 3: SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION


        The last sentence of Item 3 is deleted and replaced in its entirety with the following:



        580,000 Option Shares are exercisable within 60 days after the date hereof.





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                Item 5 is amended and restated in its entirety as follows:

Item 5. INTEREST IN SECURITIES OF ISSUER


                Based on the most recent information available to Mark Torrance and PDI, each of Mark Torrance and PDI are deemed to beneficially own the number of Shares and the percentage of outstanding shares listed in the responses to Items 11 and 13, respectively, on Mark Torrance's and PDI's respective cover pages filed herewith, and such responses are incorporated by reference herein. In addition, the number of Shares with respect to which each of Mark Torrance and PDI (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power, and (iv) shares dispositive power, are listed in responses to Items 7, 8, 9, and 10, respectively, on Mark Torrance's and PDI's respective cover pages filed herewith, and such responses are incorporated by reference herein.


                Mark Torrance is deemed to be the beneficial owner of the following Shares:


        (i)     222,463 Shares owned directly by Mark Torrance; and



       (ii) 1,481,841 Shares owned by PDI, the limited liability company of which Mark Torrance is the Manager.



      (iii)     580,000 Shares by virtue of holding the Stock Option.



       (iv) 30,000 shares owned by The Mark Torrance Foundation, a non-profit corporation, which is controlled by Mark Torrance.



                PDI is deemed to be the beneficial owner of 1,481,841 Shares owned by PDI directly.



                On June 2, 2000 the Manager distributed 312,436 Shares from Class A Assets held by PDI to Mark Torrance. Between June 2 and August 18 Mark Torrance sold on the open market 90,000 Shares for an average price of $37.09. On October 20, 2000 the Manager distributed 984,116 Shares from Class B Assets held by PDI to Wade Torrance. After August 18, 2000 Mark Torrance ceased to be a beneficial owner of more than five percent of Issuer Common Stock, and his reporting requirement under Regulation D-G under the Securities Exchange Act of 1934, as amended, terminated. After August 18, 2000 PDI ceased to be a beneficial owner of more than five percent of Issuer Common Stock, and its reporting requirement under Regulation D-G under the Securities Exchange Act of 1934, as amended, terminated.



                Except as described herein, none of Mark Torrance or PDI has acquired or disposed of, or entered into any other transaction with respect to, any Shares during the past 60 days.



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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


December __, 2000




                                              ---------------------------
                                                     Mark Torrance







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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


December __, 2000

                                             PDI, L.L.C.



                                             By: ---------------------------

                                                 Name:  Mark Torrance
                                                 Title: Manager




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